Exhibit 99.1

INTEGRATED MEDIA TECHNOLOGY LIMITED

ACN 132 653 948

Interim Report

June 30, 2023

Integrated Media Technology Limited | Interim Report | June 30, 2023	Page i

INTEGRATED MEDIA TECHNOLOGY LIMITED

UNAUDITED Condensed Consolidated StatementS of PROFIT OR LOSS AND OTHER
COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

		Group
		June 30	June 30
		2023	2022
	Notes	USD	USD

Revenue, net	4	304,208	-
Cost of goods sold		(226,058)	-
		78,150	-

Fair value gain on derivative financial instruments		-	1,658,274
Gain / (loss) on changes in value of warrants		2,367,292	(863,426)
Gain on deemed disposal of subsidiary		-	34,562
Interest income		365,293	284,926
Other income	5	10,137	1,991
		2,820,872	1,116,327
EXPENSES
Depreciation and amortization		(459,581)	(716,597)
Employee benefit expenses		(322,515)	(718,678)
Exchange gain		11,630	147,342
Finance costs	6	(338,540)	(623,264)
Gain on disposal of subsidiary		-	68,912
Office expenses and supplies		(21,839)	(26,990)
Other operating expenses		(88,574)	(77,110)
Professional and consulting expenses		(820,400)	(514,286)
Provision for inventory written down		(345,000)	-
Provision for doubtful debts		(133,433)	-
Rental costs		(52,993)	(12,200)
Share of losses of associates		(84,093)	(70,040)
Travel and accommodation expenses		(1,949)	(35,917)
Total expenses		(2,657,287)	(2,578,828)

PROFIT / (LOSS) BEFORE INCOME TAX		163,585	(1,462,501)

Income tax expense	7(a)	-	-

PROFIT / (LOSS) FOR THE PERIOD		163,585	(1,462,501)

OTHER COMPREHENSIVE LOSS
Items that may be reclassified subsequently to profit or loss:
Share of other comprehensive income of associates		-	11,254
Items that will not be reclassified to profit or loss:
Change in value of a financial asset at fair value through other comprehensive income		-	(262,856)
Other comprehensive loss for the period, net of tax		-	(251,602)

TOTAL COMPREHENSIVE INCOME / (LOSS) FOR THE PERIOD		163,585	(1,714,103)

Profit / (loss) for the period attributable to:
Owners of the Company		567,743	(918,534)
Non-controlling interests		(404,158)	(543,967)
		163,585	(1,462,501)

Total comprehensive income/ (loss) for the period attributable to:
Owners of the Company		567,743	(1,170,136)
Non-controlling interests		(404,158)	(543,967)
		163,585	(1,714,103)
Earning / (loss) per share
- Basic and diluted	9	0.273	(0.667)

The accompanying notes form part of these unaudited condensed consolidated financial statements.

Integrated Media Technology Limited | Interim Report | June 30, 2023	Page 1 of 19

INTEGRATED MEDIA TECHNOLOGY LIMITED

UNAUDITED Condensed Consolidated StatementS of Financial POSITION

AS OF JUNE 30, 2023 AND DECEMBER 31, 2022

		Group
		June 30	December 31
		2023	2022
	Notes	USD	USD
ASSETS
CURRENT ASSETS
Cash and cash equivalents		9,591	50,536
Trade receivables	10	745,272	580,582
Other receivables	10	1,337,783	2,039,517
Inventories	11	3,687,836	4,195,077
Other current assets	12	1,624,722	1,695,707
Loan receivable	13	7,072,944	6,902,000
Amount due from an associate	18	584,629	476,815
Amounts due from former group companies	14	5,248,715	5,339,834
Total current assets		20,311,492	21,280,068

NON-CURRENT ASSETS
Plant and equipment	15	1,838,903	2,233,393
Other assets – equipment deposits		14,260,846	14,260,846
Intangible assets	16	804,297	869,388
Investment in an associate	17	91,414	175,507
Total non-current assets		16,995,460	17,539,134
Total assets		37,306,952	38,819,202

LIABILITIES
CURRENT LIABILITIES
Trade and other liabilities	19	726,665	698,493
Convertible promissory notes	21	5,412,973	5,118,173
Derivative financial instruments	20	1,677,178	1,677,178
Total current liabilities		7,816,816	7,493,844

NON-CURRENT LIABILITIES
Warrant liabilities		40,979	2,408,271
TOTAL LIABILITIES		7,857,795	9,902,115

NET CURRENT ASSETS		12,453,697	13,786,224

NET ASSETS		29,449,157	28,917,087

CAPITAL AND RESERVES
Issued capital (no par value, 2,125,169* ordinary shares issued and outstanding as of June 30, 2023 and 2,052,359* ordinary shares as of December 31, 2022)	22	66,601,053	66,232,568
Other reserves	24	588,080	588,080
Accumulated losses		(39,622,361)	(40,190,104)
Equity attributable to owners of the Company		27,566,772	26,630,544
Non-controlling interests		1,882,385	2,286,543
TOTAL EQUITY		29,449,157	28,917,087

* Retrospectively restated for one-for-ten share consolidation with effective date of October 16, 2023.

The accompanying notes form part of these unaudited condensed consolidated financial statements.

Integrated Media Technology Limited | Interim Report | June 30, 2023	Page 2 of 19

INTEGRATED MEDIA TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to Owners of the Company				Non- Controlling Interests	Total Equity
Group	Issued Capital	Accumulated Losses	Other Reserves (Note 24)	Total
	USD	USD	USD	USD	USD	USD
Balance as of January 1, 2022	35,546,287	(27,097,017)	45,392	8,494,662	1,566,182	10,060,844

Loss for the period	-	(918,534)	-	(918,534)	(543,967)	(1,462,501)
Change in value of a financial asset at fair value through other comprehensive income	-	-	(819,673)	(819,673)	-	(819,673)
Other comprehensive income, net of tax	-	-	-	-	43,447	43,447
Total comprehensive loss for the period	-	(918,534)	(819,673)	(1,738,207)	(500,520)	(2,238,727)

Capital injection of subsidiary	-	-	-	-	746,634	746,634
Acquisition of subsidiary	-	-	-	-	295,455	295,455
Deemed disposal of subsidiary	-	-	-	-	(1,227,749)	(1,277,749)
Issuance of new ordinary shares	23,033,996	-	-	23,033,996	-	23,033,996
Balance as of June 30, 2022	58,580,283	(28,015,551)	(774,281)	29,790,451	830,002	30,620,453

Balance as of January 1, 2023	66,232,568	(40,190,104)	588,080	26,630,544	2,286,543	28,917,087

Profit for the period	-	567,743	-	567,743	(404,158)	163,585
Other comprehensive income, net of tax	-	-	-	-	-	-
Total comprehensive income/ (loss) for the period	-	567,743	-	567,743	(404,158)	163,585

Issuance of new ordinary shares	368,485	-	-	368,485	-	368,485
Balance as of June 30, 2023	66,601,053	(39,622,361)	588,080	27,566,772	1,882,385	29,449,157

The accompanying notes form part of these unaudited condensed consolidated financial statements.

Integrated Media Technology Limited | Interim Report | June 30, 2023	Page 3 of 19

INTEGRATED MEDIA TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

		Group
		For the	For the
		Six Months Ended	Six Months Ended
		June 30	June 30
		2023	2022
	Notes	USD	USD

CASH FLOWS FROM OPERATING ACTIVITIES
Net profit/ (loss) before tax		163,585	(1,462,501)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization		459,581	716,597
Change in fair value of warrants		(2,367,292)	773,627
Gain on deemed disposal of a subsidiary		-	(68,912)
Gain on fair value change of derivative on financial instruments		-	(1,658,274)
Share of losses of an associate		84,093	70,040
Interest accrued for lease liabilities		-	66,652
Interest accrued for convertible notes		294,800	222,722
Interest income from short term loan		(170,944)	(284,926)
Interest income from associate		(19,501)	-
Provision for trade receivable		133,433	-
Provision for inventories obsolescence		345,000	-
Net cash flows from changes in working capital	27	667,815	(5,342,027)
NET CASH OUTFLOW USED IN OPERATING ACTIVITIES		(409,430)	(6,967,002)

CASH FLOWS USED IN INVESTING ACTIVITIES
Deemed disposal of subsidiaries, net of cash disposal of		-	(10,224)
Deposit paid for lamination production equipment		-	(11,305,566)
Purchase of plant and equipment		-	(1,716)
NET CASH OUTFLOW USED IN INVESTING ACTIVITIES		-	(11,317,506)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of lease liabilities – principal portion		-	(122,728)
Payment of lease liabilities – interest portion		-	-66,652
Proceeds from shares issued		368,485	18,395,850
NET CASH INFLOW PROVIDED BY FINANCING ACTIVITIES		368,485	18,206,470

NET DECREASE IN CASH AND CASH EQUIVALENTS		(40,945)	(78,038)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD		50,536	317,307

CASH AND CASH EQUIVALENTS AT END OF PERIOD		9,591	239,269

Analysis of cash and cash equivalents:

Cash and cash equivalents		9,591	239,269

The accompanying notes form part of these unaudited condensed consolidated financial statements.

Integrated Media Technology Limited | Interim Report | June 30, 2023	Page 4 of 19

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF PREPARATION OF UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The unaudited condensed consolidated financial statements are general purpose financial statements, which have been prepared in accordance with International Financial Reporting Standards ("IFRSs") IAS 34 "Interim Financial Reporting".

The unaudited condensed consolidated financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these unaudited condensed consolidated financial statements are to be read in conjunction with the annual report for the financial year ended December 31, 2022 and any public announcements made by Integrated Media Technology Limited during the interim reporting period.

The unaudited condensed consolidated financial statements have been prepared on the accrual basis and are based on historical cost modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied.

The Company and its subsidiaries are referred to as the "Group".

The Group incurred a net profit of USD163,585 (2022: loss of USD1,462,501) during the six months ended June 30, 2023. This condition indicates the existence of a material uncertainty that may cast significant doubt on the Group's ability to continue as a going concern.

Going Concern

The Group's unaudited consolidated financial statements are prepared using International Financial Reporting Standards as issued by the International Accounting Standards Board applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Group has not yet established an ongoing source of revenue sufficient to cover its operating costs and allow it to continue as a going concern. As of June 30, 2023, the Group had accumulated losses of USD39,622,361 and used cash in operating activities in the amount of USD409,430. The ability of the Group to continue as a going concern is dependent on the Group obtaining adequate capital to fund operating losses until it becomes profitable. If the Group is unable to obtain adequate capital, it could be forced to cease or reduce its operations.

For the period under review until the date of this report, the Group has raised a total of USD1,795,275 from the selling of new shares for its operation. However, the Group will be required to generate revenues and profits to sustain ongoing operation cash requirements; short of which the Group will need to continue to build its capital base to fund its business plans.

To continue as a going concern, the Group will need continual short-term borrowings for our working and operating capital. In the longer term, the Group is dependent upon its ability, and will continue to attempt, to secure additional equity and/or debt financing until the Group can earn revenue and realize positive cash flow from its operations.

There are no assurances that the Group will be successful in earning revenue and realizing positive cash flow from its operations. Without sufficient financing it would be unlikely that the Group will continue as a going concern.

Based on the Group's current rate of cash outflows, cash on hand and short term borrowings, management believes that its current cash may not be sufficient to meet the anticipated cash needs for working capital for the next twelve months.

The Group's plans with respect to its liquidity issues include, but are not limited to, the following:

(a)	Continue to raise financing through the sale of its equity and/or debt securities;

(b)	Seek additional capital in the public equity markets to continue its operations as it rolls out its current products in development, respond to competitive pressures, develop new products and services, and support new strategic partnerships. The Group is currently evaluating additional equity financing opportunities and may execute them when appropriate. However, there can be no assurances that the Group can consummate such a transaction, or consummate a transaction at favorable pricing.

The ability of the Group to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraphs and eventually secure other sources of financing and achieve profitable operations. These unaudited consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

The principal accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, unless otherwise stated.

Integrated Media Technology Limited | Interim Report | June 30, 2023	Page 5 of 19

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF PREPARATION OF UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The unaudited consolidated financial statements of the Group are presented in United States Dollars ("USD"), unless otherwise stated.

Foreign Currency Translation

(i)	Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Effective January 1, 2023, the Company adopted the US dollar ("US$") as its functional currency. Prior to January 1, 2023, the functional currency of the Company was the Australian dollar. The Company's financial results have been reported in Australian dollars as explained below. See below for additional disclosure regarding the change in functional currency.

The Company's self-sustaining Malaysia operation is translated into US dollars using the current rate method, whereby assets and liabilities are translated at period-end exchange rates, while revenues and expenses are converted using average rates for the period. Gains and losses on translation to US dollars relating to self-sustaining operations are deferred and included in a separate component of shareholders' equity described as cumulative foreign currency translation.

The remaining foreign operations are not considered self-sustaining and are translated using the temporal method. Under this method, monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated at rates in effect on the dates the assets were acquired or liabilities were assumed. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. Gains and losses on translation are reflected in income when incurred.

The Company's financial results have been reported in Australian dollars with amounts translated to Australian dollars as follows: assets and liabilities at the rate of exchange in effect at the applicable balance sheet date and revenues and expenses at the average exchange rates for the periods. The Company's share capital account is translated at rates in effect at the time of issuance. Unrealized gains and losses resulting from the translation to Australian dollars are accumulated in the cumulative foreign currency translation account.

(ii)	Transactions and balances

Foreign currency transactions during the period are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the end of the reporting period. Exchange gains and losses are recognized in profit or loss, except those arising from foreign currency borrowings used to hedge a net investment in a foreign operation which are recognized in other comprehensive income.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was measured.

(iii)	Group companies

The results of foreign operations are translated into United States Dollars at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Statement of financial position items, are translated into United States Dollars at the closing foreign exchange rates at the end of the reporting period. The resulting exchange differences are recognized in other comprehensive income and accumulated separately in equity in the exchange reserve.

On disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation is reclassified from equity to profit or loss when the profit or loss on disposal is recognized.

CHANGES IN ACCOUNTING

Functional Currency

As disclosed above, effective January 1, 2023, the Company adopted the US dollar as its functional currency. Prior to January 1, 2023, the functional currency of the Company was the Australian dollar. The reason for the change of functional currency is for the change of the currency used in the business operations, including in Australia where the Company did not have business operations regarding to the revenue and purchase operations or used the Australian dollar in its or the Groups operations. The Malaysia operation is considered self-sustaining with the Malaysia Ringette as their functional currency. The remaining operations are considered integrated and have the US dollar as their functional currency.

The change in functional currency of the Company is due to the increased exposure to the US dollar as a result of the growth in international operations outside Australia. The adoption of the Malaysia Ringette as the functional currency of the Malaysia operation is the result of the increased financial self-sustainability of this operation and its overall exposure to Ringette transactions.

The change in functional currency did not have any material effect to net income for the period as most of the assets and liabilities were US dollar denominated.

Integrated Media Technology Limited | Interim Report | June 30, 2023	Page 6 of 19

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF PREPARATION OF UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

New, revised or amended Accounting Standards and Interpretations adopted

The IASB has issued a number of new IFRSs and amendments to IFRSs that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group's financial statements:

Property, Plant and Equipment: Proceeds before intended use – Amendments to IAS 16

The amendment prohibits entities from deducting from the cost of an item of property, plant and equipment, any proceeds of the sale of items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the costs of producing those items, in profit or loss.

These amendments had no impact on the interim unaudited condensed consolidated financial statements of the Group as there were no sales of such items produced by property, plant and equipment made available for use on or after the beginning of the earliest period presented.

Reference to the Conceptual Framework – Amendments to IFRS 3

The amendments replace a reference to a previous version of the IASB's Conceptual Framework with a reference to the current version issued in March 2018 without significantly changing its requirements.

The amendments add an exception to the recognition principle of IFRS 3 Business Combinations to avoid the issue of potential ‘day 2' gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date.

The amendments also add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date.

These amendments had no impact on the interim unaudited condensed consolidated financial statements of the Group as there were no contingent assets, liabilities and contingent liabilities within the scope of these amendments arisen during the period.

Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37

An onerous contract is a contract under which the unavoidable costs (i.e., the costs that the Group cannot avoid because it has the contract) of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

The amendments specify that when assessing whether a contract is onerous or loss-making, an entity needs to include costs that relate directly to a contract to provide goods or services include both incremental costs (e.g., the costs of direct labour and materials) and an allocation of costs directly related to contract activities (e.g., depreciation of equipment used to fulfil the contract as well as costs of contract management and supervision). General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counter party under the contract.

These amendments had no impact on the interim unaudited condensed consolidated financial statements of the Group as there were no onerous contract within the scope of these amendments arisen during the period.

IFRS 1 First-time Adoption of International Financial Reporting Standards – Subsidiary as a first-time adopter

The amendment permits a subsidiary that elects to apply paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported in the parent's unaudited consolidated financial statements, based on the parent's date of transition to IFRS, if no adjustments were made for consolidation procedures and for the effects of the business combination in which the parent acquired the subsidiary. This amendment is also applied to an associate or joint venture that elects to apply paragraph D16(a) of IFRS 1.

These amendments had no impact on the interim unaudited condensed consolidated financial statements of the Group as it is not a first-time adopter.

Integrated Media Technology Limited | Interim Report | June 30, 2023	Page 7 of 19

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF PREPARATION OF UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

IFRS 9 Financial Instruments – Fees in the '10 per cent' test for derecognition of financial liabilities

The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other's behalf. There is no similar amendment proposed for IAS 39 Financial Instruments: Recognition and Measurement.

These amendments had no impact on the interim unaudited condensed consolidated financial statements of the Group as there were no modifications of the Group's financial instruments during the period.

2.	USE OF JUDGEMENTS AND ESTIMATES

In preparing these interim unaudited condensed consolidated financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

Inventory - Inventory is valued at the lower of cost and net realizable value. Cost of inventory includes cost of purchase (purchase price, import duties, transport, handling, and other costs directly attributable to the acquisition of inventories), cost of conversion, and other costs incurred in bringing the inventories to their present location and condition. Net realizable value for inventories is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Provisions are made in profit or loss of the current period on any difference between book value and net realizable value.

Associated company -The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5.

The significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

3.	OPERATING SEGMENTS

Operating segments have been determined on the basis of reports reviewed by the executive director. The executive director is considered to be the chief operating decision maker of the Group. The executive director considers that the Group has assessed and allocated resources on this basis. The executive director considers that the Group has six operating segments for the period ended June 30, 2023 (2022: seven), being (1) the sale of electronic glass, (2) sale of nano coated plates and air filters, (3) sales of Halal products, (4) provide consultancy service, (5) NFT and (6) Corporate.

The executive director reviews Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"). The accounting policies adopted for internal reporting to the executive director are consistent with those adopted in the unaudited condensed consolidated financial statements.

The information reported to the executive director is on at least a monthly basis.

Intersegment transaction

There are no intersegment transactions. There are no intersegment sales, receivables, payables and loans.

Integrated Media Technology Limited | Interim Report | June 30, 2023	Page 8 of 19

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.	OPERATING SEGMENTS (Continued)

Operating segment information

	Sales of electronic glass	Sales of air-filter products	Sales of Halal products (Remark 1)	Provision of consultancy service	NFT	Corporate	Total
	USD	USD	USD	USD	USD	USD	USD
Unaudited Consolidated – 2023
For the six months ended June 30, 2023 Revenue
Sales to external customers	-	-	304,208	-	-	-	304,208
Total sales revenue	-	-	304,208	-	-	-	304,208
Gain on changes in value of warrants	-	-	-	-	-	2,367,292	2,367,292
Interest income	-	-	6,170	55	-	359,068	365,293
Other revenue	-	-	-	-	-	10,137	10,137
Total revenue	-	-	310,378	55	-	2,736,498	3,046,930

EBITDA							961,706
Depreciation and amortization							(459,581)
Finance costs							(338,540)
Profit before income tax							163,585
Income tax expense							-
Profit after income tax							163,585

As of June 30, 2023 Assets
Segment assets	14,260,846	3,360,421	2,807,622	14,692	290,770	16,572,601	37,306,952
Liabilities
Segment liabilities	(948)	(483,749)	(27,768)	(188,305)	(365)	(7,156,660)	(7,857,795)

Integrated Media Technology Limited | Interim Report | June 30, 2023	Page 9 of 19

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.	OPERATING SEGMENTS (Continued)

Operating segment information (Continued)

	Sales of electronic glass	Sales of air-filter products	Sales of Halal products	Provision of credit risk analysis (Remark 1)	Provision of consultancy	NFT	Corporate	Total
	USD	USD	USD	USD	USD	USD	USD	USD
Unaudited Consolidated – 2022
For the six months ended June 30, 2022
Revenue
Sales to external customers	-	-	-	-	-	-	-	-
Intersegment sales	-	-	-	-	-	-	-	-
Total sales revenue	-	-	-	-	-	-	-	-
Other revenue	-	-	-	1	1,991	-	284,926	286,918
Gain on fair value change in derivation financial instruments	-	-	-	-	-	-	1,658,274	1,658,274
Total revenue	-	-	-	1	1,991	-	1,943,200	1,945,192

EBITDA								810,826

Depreciation and amortization								(716,597)
Finance costs								(1,486,690)
Share of losses of associates								(70,040)
Loss before income tax								(1,462,501)
Income tax expense								-
Loss after income tax								(1,462,501)

As of June 30, 2022 Assets
Segment assets	14,260,846	3,790,116	3,556,889	-	11,208	354,489	16,845,654	38,819,202
Liabilities
Segment liabilities	(948)	(349,349)	(1,293)	-	-	(365)	(9,550,160)	(9,902,115)

Remark 1: Disposed in 2H 2022.

Integrated Media Technology Limited | Interim Report | June 30, 2023	Page 10 of 19

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4.	REVENUE

	Group
	Period Ended June 30 2023	Period Ended June 30 2022
	USD	USD

Sale of Halal products	304,208	-

5.	OTHER INCOME

	Group
	Period Ended June 30 2023	Period Ended June 30 2022
	USD	USD

Management consultancy fees income	10,137	-
Sundry income	-	1,991
	10,137	1,991

6.	FINANCE COSTS

	Group
	Period Ended June 30 2023	Period Ended June 30 2022
	USD	USD

Interest on short-term loan	43,740	12,603
Interest on finance lease liabilities	-	69,364
Interest on convertible promissory note	294,800	541,297
	338,540	623,264

7.	INCOME TAX EXPENSE

Group
	Period Ended June 30 2023	Period Ended June 30 2023
	USD	USD

Current tax expense	-	-
Income tax expense – Note 7(a)	-	-

(a)	The prima-facie tax on loss before income tax is reconciled to the income tax expense as follows:

	Period Ended June 30 2023	Period Ended June 30 2022
	USD	USD
Numerical reconciliation of income tax expense to prima-facie tax payable
Profit/ (loss) before income tax	165,585	(1,462,501)
Income tax benefit on loss before income tax at 30%	-	438,750
Difference in overseas tax rates	-	961,893
Less the tax effect of:
Temporary differences for the period for which no deferred tax is recognized	(165,585)	(1,400,643)
Income tax expense	-	-

Integrated Media Technology Limited | Interim Report | June 30, 2023	Page 11 of 19

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7.	INCOME TAX EXPENSE (Continued)

(b)	Deferred tax assets / (liabilities) arising from temporary differences and unused tax losses can be summarized as follows:

	June 30 2023	December 31 2022
	USD	USD

Balance brought forward	-	-
Exchange rate difference	-	-
Balance carried forward	-	-

8.	DIVIDENDS

No dividends were declared and paid during the six months ended June 30, 2023 (2022: Nil).

9.	EARNING / (LOSS) PER SHARE

	Group
	Period Ended June 30 2023	Period Ended June 30 2022
	USD	USD
Basic and diluted profit / (loss) per share	0.273	(0.667)

Profit / (loss) after income tax attributable to shareholders	567,743	(918,534)

	2023	2022
	No. of shares*	No. of shares*
Weighted average number of ordinary shares as of January 1	2,052,359	932,828
Effect of shares issued	24,903	444,384
Weighted average number of ordinary shares adjusted as of June 30	2,077,262	1,377,212

* Retrospectively restated for one-for-ten share consolidation with effective date of October 16, 2023.

The profit/ (loss) per share was calculated based on the weighted average of 2,077,262 (2022: 1,377,212) shares outstanding during the financial period.

10.	TRADE AND OTHER RECEIVABLES

	Group
	June 30 2023	December 31 2022
	USD	USD

Trade receivables	905,883	649,168
Other receivables	1,337,783	2,039,517
	2,243,666	2,688,685
Less: Allowances for doubtful debts	(160,611)	(68,586)
	2,083,055	2,620,099

Integrated Media Technology Limited | Interim Report | June 30, 2023	Page 12 of 19

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11.	INVENTORIES

Inventories consist of the following:

	Group
	June 30 2023	December 31 2022
	USD	USD

Finished goods - halal products	124,732	350,252
Finished goods - displays and other products	4,600,000	4,600,000
Provision for inventories obsolescence	(1,036,896)	(755,175)
Total, net of allowance for inventories	3,687,836	4,195,077

12.	OTHER ASSETS

	Group
	June 30 2023	December 31 2022
	USD	USD

Prepayments	-	41,406
Trade deposits	313,920	343,500
Other deposits	1,310,616	1,310,615
VAT receivable	186	186
	1,624,722	1,695,707

13.	Loan receivable

	Group
	June 30 2023	December 31 2022
	USD	USD

Loan receivable	6,800,000	6,800,000
Loan interest receivable	272,944	102,000

	7,072,944	6,902,000

On September 15, 2022 the Company completed the sale of 100% of its equity interest in eGlass Technologies Ltd ("eGlass") to Capital Stone Holdings Limited ("Purchaser") for US$6.8 million ("Consideration"). The Purchaser agreed to pay the Consideration by issuing to the Company a debt instrument ("Loan"), which bears interests of 5% per annum, repayable in 2 years and secured against the shares of eGlass. The Purchaser has indicated an intention to list eGlass on the Australia Securities Exchange ("ASX") by July 2024. Pursuant to the sale purchase agreement between the parties, the Purchaser has the right to pay the Loan by giving the Company the number of shares in eGlass calculated by dividing the amount of outstanding loan by 10% discount to the then 5-day volume weighted average closing price ("VWAP"); provided that such price may not be greater than the 120% of the IPO Price. Alternatively, the Company has the right to have the Purchaser repay the Loan by transferring to the Company the number of shares in eGlass calculated by dividing the amount of outstanding loan by the IPO Price. Any outstanding loan amount that could not be fully repaid by the eGlass shares would be settled by cash.

14.	AMOUNTS DUE FROM FORMER GROUP COMPANIES

As at June 30, 2023 and December 31, 2022, the non-trade amounts due from former group companies include an amount of US$5.5 million relating to convertible bonds issued by the Company, which are non-interest bearing, unsecured and payable on the maturity date of the convertible bonds, details are set out in Note 21. The other amount due from former group companies are unsecured, interest at 5% per annum and repayable on demand.

Integrated Media Technology Limited | Interim Report | June 30, 2023	Page 13 of 19

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15.	PLANT AND EQUIPMENT

Group	Office Furniture and Equipment	Machinery	Total
	USD	USD	USD

As of December 31, 2022
Cost	14,799	3,920,000	3,934,799
Accumulated depreciation	(2,739)	(1,698,667)	(1,701,406)
As of December 31, 2022	12,060	2,221,333	2,233,393
Six months ended June 30, 2023
As of December 31, 2022	12,060	2,221,333	2,233,393
Depreciation	(2,490)	(392,000)	(394,490)
As of June 30, 2023	9,570	1,829,333	1,838,903

As of June 30, 2023
Cost	14,799	3,920,000	3,934,799
Accumulated depreciation	(5,229)	(2,090,667)	(2,095,896)
As of June 30, 2023	9,570	1,829,333	1,838,903

16.	INTANGIBLE ASSETS

Group
	Technologies and Knowhow	Software and License	Total
	USD	USD	USD

As of December 31, 2022
Cost	666,667	374,786	1,041,453
Accumulated amortization	(127,778)	(44,287)	(172,065)
As of December 31, 2022	538,889	330,499	869,388

Six months ended June 30, 2023
As of December 31, 2022	538,889	330,499	869,388
Amortization	(41,667)	(23,424)	(65,091)
As of June 30, 2023	497,222	307,075	804,297

As of June 30, 2023
Cost	666,667	374,786	1,041,453
Accumulated amortization	(169,445)	(67,711)	(237,156)
As of June 30, 2023	497,222	307,075	804,297

Integrated Media Technology Limited | Interim Report | June 30, 2023	Page 14 of 19

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17.	INVESTMENT IN AN ASSOCIATE

	Group
	June 30 2023	December 31 2022
	USD	USD

Interest in associate	91,414	175,505
Amount due from an associate (Note 18)	584,629	476,815

	676,043	652,320

The following information contains only the particulars of a material associate, which is unlisted corporate entity whose quoted market price is not available:

				Percentage Owned
Name of associate	Country of incorporation	Principal Activities	Paid up Capital	June 30, 2023	December 31, 2022

Greifenberg Digital Limited	Canada	Investment holding	US$2,087,000	23.96%	23.96%

Summarised financial information in respect of the Group's associated company is set out below. The summarized financial information below represents amounts in associates' financial statements prepared in accordance with IFRS Accounting Standard.

	June 30 2023	December 31 2022
	USD	USD
Current assets	116,976	85,419
Non-current assets	1,564,276	1,656,298
Current liabilities	(1,274,094)	(983,596)
Equity	407,158	758,121

Revenue	59,942	90,000
Loss from continuing operations	(410,914)	(955,548)
Loss for the period and total comprehensive loss	(350,972)	(865,548)
Dividend received from the associate	-	-

18.	AMOUNT DUE FROM AN ASSOCIATE

	Group
	June 30 2023	December 31 2022
	USD	USD

Amount due from an associate	584,629	476,815

The amount due from an associate is non-trade in nature, unsecured, interest bearing at 7% per annual and is payable on demand.

Integrated Media Technology Limited | Interim Report | June 30, 2023	Page 15 of 19

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

19.	TRADE AND OTHER LIABILITIES

	Group
	June 30 2023	December 31 2022
	USD	USD

Trade payables	111,871	98,515
Accruals	60,867	57,077
Account due to directors (i)	64,816	275,844
Consultancy fees	62,057	2,053
Other payables	427,054	265,004
	726,665	698,493

(i)	The amount due to directors are non-trade in nature, unsecured, non-interest bearing and payable on demand.

20.	DERIVATIVE FINANCIAL INSTRUMENTS

	Group
	June 30 2023	December 31 2022
	USD	USD

Derivative financial liabilities:
Carrying value as at beginning of year	-	1,571,939
Derivative redeemed on conversion of promissory notes	-	(1,571,939)
Derivatives embedded in the convertible promissory note issued (Note 21)	589,600	589,600
Fair value change in derivative financial instruments during the year	1,087,578	1,087,578
Carrying value as at end of year	1,677,178	1,677,178

From July to December 2022, the Company entered into a number of Subscription Agreements ("Subscription Agreements") for US$5.5 million (or about A$8,125,094) where each Subscriber will subscribe to a convertible note ("Note"). The Note is interest free, unsecured and convertible into shares of eGlass Technologies Ltd. ("eGlass"), a then subsidiary of the Company, on the date eGlass receives notice from the Australian Stock Exchange ("ASX") that it will be admitted to the official list of ASX, at a conversion price equal to 25% discount to the IPO Price. However, if by the first anniversary of the date of the Agreement, eGlass has not received notice from ASX that it will be admitted to the official list of ASX, all Notes will convert to shares of the Company based on then 30-day VWAP multiplied by 90%.

Integrated Media Technology Limited | Interim Report | June 30, 2023	Page 16 of 19

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

21.	CONVERTIBLE PROMISSORY NOTES

	Group
	June 30	December 31
	2023	2022
	USD	USD

Convertible promissory notes:

Face value of convertible promissory notes issued from July to December 2022 (note i)	5,502,927	5,502,927
Debt discount (Note 20)	(589,600)	(589,600)
Liability component on initial recognition	4,913,327	4,913,327
Interest accrued	499,646	204,846
Carrying value as at end of year	5,412,973	5,118,173

Note (i)

From July to December 2022, the Company issued a total of approximately US$5.5 million convertible notes ("Note(s)"). The Notes are interest free, unsecured and convertible into shares of eGlass Technologies Ltd. ("eGlass"), a former subsidiary company of the Company, on the date eGlass receives notice from Australia Securities Exchange ("ASX") that it will be admitted to the official list of ASX, at a conversion price equal to 25% discount to the IPO Price.

However, if by the first anniversary of the date of the issuance of the Note, eGlass has not received notice from ASX that it will be admitted to the official list of ASX, all Notes, according to the time of the one year anniversary, will then as appropriate, convert to shares of the Company based on then 30-day VWAP multiplied by 90%.

In addition, each noteholder shall receive warrants ("Warrant") equal to the amount of the Note to subscribe for one share in eGlass at the IPO Price for a period of one year after the IPO, provided that eGlass is listed on the ASX. The Warrants are assignable and transferable prior to the IPO. If eGlass is not listed on the ASX, the Warrants will automatically expire.

As at the date of this Report, eGlass has not been admitted to the official list of ASX.

22.	ISSUED CAPITAL

(a)	Share capital

Company
	June 30,		December 31,
	2023		2022
	Number of shares*	USD	Number of shares*	USD
Ordinary Shares fully paid	2,125,169	66,601,053	2,052,360	66,232,568

(b)	Movements in share capital

	Number of Shares*	USD
December 31, 2022 and January 1, 2023	2,052,360	66,232,568
Issuance of shares for services	72,809	368,485
June 30, 2023	2,125,169	66,601,053

* Retrospectively restated for one-for-ten share consolidation with effective date of October 16, 2023.

There is only one class of share on issue being ordinary fully paid shares. Holders of ordinary shares are treated equally in all respects regarding voting rights and with respect to the participation in dividends and in the distribution of surplus assets upon a winding up. The fully paid ordinary shares have no par value.

On 16 October 2023, the Company effectuated a 1-for-10 share consolidation of the ordinary shares (Share Consolidation), which was approved at a special meeting of the shareholders on 29 September 2023. This reduced the number of the then outstanding shares from 21,486,202 shares to 2,148,501 after adjusting for fractional shares. From the legal perspective the Share Consolidation applied to the issued shares of the Company on the date of the Share Consolidation becoming effective, and do not have any retroactive effect on the Company's shares prior to that date. However, for accounting purposes, reference to our ordinary shares in this interim report are restated to give effect to the Share Consolidation as if the Share Consolidation had occurred by the end of the relevant earlier date.

(c)	Options on issue

There were no share options issued and outstanding during and at the end of the financial period.

Integrated Media Technology Limited | Interim Report | June 30, 2023	Page 17 of 19

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

23.	COMMITMENTS

Non-cancellable operating leases

	Group
	June 30, 2023	December 31, 2022
	USD	USD

Within one year	12,838	13,358
In the second to fifth years, inclusive	17,118	8,905
	29,956	22,263

24.	RESERVES

Other reserves represent reserve on the capital injection by non-controlling interest.

25.	CONTROLLED ENTITIES

	Country of Incorporation	Percentage Owned
		June 30, 2023	December 31, 2022
Parent Entity: Integrated Media Technology Limited	Australia

Subsidiaries of Integrated Media Technology Limited:

CIMC Marketing Pty. Limited	Australia	100%	100%

IMTE Asia Limited	Hong Kong	100%	100%

IMTE Malaysia Limited	Malaysia	100%	100%

Itana Holdings Limited	Canada	100%	100%

Renfrew International Limited	United States	100%	100%

Lonsdale International Limited	United States	100%	100%

Merit Stone Limited	British Virgin Islands	100%	100%

Ohho International Limited	Canada	51%	51%

Ouction Digital Limited	Canada	60%	60%

World Integrated Supply Ecosystem Sdn. Bhd.	Malaysia	60%	60%

Integrated Media Technology Limited | Interim Report | June 30, 2023	Page 18 of 19

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

26.	RELATED PARTY TRANSACTIONS

Transactions with related parties include the following:

Transactions with key management personnel

The total remuneration paid or payable to the directors and senior management of the Group during the period are as follows:

	Group
	Period Ended June 30 2023	Period Ended June 30 2022
	USD	USD
Short term benefits	226,569	488,645
Post-employment benefits	-	-
	226,569	488,645

27.	CASH FLOW INFORMATION

	Group
	Period Ended June 30 2023	Period Ended June 30 2022
	USD	USD
CASH FLOWS FROM CHANGES IN WORKING CAPITAL
(Increase) / decrease in assets:
Other assets	29,579	(378,939)
Inventories	162,241	(4,470,785)
Trade receivables	(256,717)	251,366
Other receivables	701,734	16,894
Amount due from an associate	(88,313)	(201,696)
Amount due from former group companies	91,119	-
Decrease in liabilities:
Trade and other liabilities	28,172	(384,149)
Amounts due to related companies	-	(174,718)
NET CASH FLOWS FROM CHANGES IN WORKING CAPITAL	667,815	(5,342,027)

28.	EVENTS OCCURRING AFTER THE REPORTING DATE

Save as disclosed below, there is no other matter or circumstance arisen since June 30, 2023, which has significantly affected, or may significantly affect the operation of the Group, the results of those operations, or the state of affairs of the Group in subsequent financial years.

(a)	In July 2023, the Company completed the acquisition of 100% equity interest in Teko Energy Pty Limited (subsequently renamed Itana Energy Pty Ltd.) ("Itana Energy") and its 50% subsidiary Admiral Energy Corporation Pty Ltd. ("AEC") for US$750,000 by the issuance of 300,000 shares (post share consolidation). Itana Energy is in the business of marketing, promoting and distributing new energy products including new energy storage solutions, new energy charging stations and new energy vehicles under the brand "Admiral Energy" in select countries in the Asia Pacific.

(b)	On 16 October 2023, the Company effectuated a 1-for-10 share consolidation of the ordinary shares, which was approved at a special meeting of the shareholders on 29 September 2023. The purpose of the share consolidation was to enable the Company to meet the Nasdaq's minimum share price requirement. The share consolidation became effective on 16 October 2023 and every ten issued and outstanding ordinary shares were automatically combined into one issued and outstanding ordinary share. This reduced the number of the then outstanding shares from 21,486,202 shares to 2,148,501 after adjusting for fractional shares.

(c)	On 24 October 2023, the Company entered into a US$15 million Convertible Note Purchase agreement with Nextglass Solutions Inc ("Nextglass"). Pursuant to the said agreement, the convertible note ("CN Note") is non-interest bearing, cannot be pre-paid and has a term of 2 years from the date of the issuance of the CN Note. The holder of the CN Note or the Company can convert the CN Note at any time into shares in the Company at US$1.42 per share. There is a downward adjustment for any issuance of shares at price lower than the Conversion Price in the next 12 months followings the issue of the CN Note, subject to a floor price of US$1.00 per share. Furthermore, there is a conversion limitation such that no conversion can be effected if after such conversion the noteholder would own more than 19.99% in the Company.

(d)	On 19 December 2023, the Company issued 240,000 shares in the Company for the conversion of a US$600,000 Convertible Note.

(e)	On 27 December 2023 the Board approved the Company to raise up to US$5 million at a subscription price of US$2.50 per share. The use of the proceeds from this fund raise is to provide working capital to the Company. Subsequent to the Board approving this fund raise, the Company entered into agreements to issue 550,405 shares in the Company for a total proceeds of US$1,376,013.

Integrated Media Technology Limited | Interim Report | June 30, 2023	Page 19 of 19